SEC File Number 001-32644
CUSIP Number 05587G 203

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 12b-25

__________________

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part III (Items 10-14) of Form 10-K

PART I - REGISTRANT INFORMATION

BK TECHNOLOGIES CORPORATION
(Full Name of Registrant)

N/A
(Former Name if Applicable)

7100 Technology Drive
(Address of Principal Executive Office (Street and Number))

West Melbourne, FL 32904
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BK Technologies Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to Part III of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Company filed its Part III information in its Amendment No. 1 to Annual Report on Form 10-K (the “Form 10-K/A”), but the filing was late due to unforeseen issues resulting from the Company’s third party printer service’s EDGAR conversion process. As such, the Company was unable to file the Form 10-K/A with the U.S. Securities and Exchange Commission by the 5:30 p.m. EDT submission deadline on May 1, 2023 without unreasonable effort or expense to the Company. The Company filed the Form 10-K/A on May 2, 2023 and such filing was deemed accepted by the SEC on May 2, 2023, which filing was made within the 15-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Malmanger	321	984-1414
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

BK TECHNOLOGIES CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By	/s/ Scott A. Malmanger
Scott A. Malmanger
Chief Financial Officer

3